EXHIBIT 99.2

AMENDED AND RESTATED
SECOND AMENDMENT AGREEMENT

AMENDED AND RESTATED SECOND AMENDMENT AGREEMENT (the "Agreement"), dated as of May 15, 2007, by and among pSivida Limited, an Australian corporation, with headquarters located at Level 12, BGC Centre, 28 The Esplanade, Perth, WA 6000 Australia (the "Company"), and Castlerigg Master Investments Ltd. (the "Investor").

WHEREAS:

A.  The Company and the Investor are parties to that certain Securities Purchase Agreement, dated as of October 5, 2005 (as amended prior to the date hereof, the "Existing Securities Purchase Agreement"), pursuant to which, among other things, the Investor purchased from the Company (i) subordinated convertible notes, dated November 16, 2005 (the "Original Notes"), which are convertible in accordance with their terms into American Depositary Shares of the Company ("ADSs") each of which represents 10 ordinary shares of the Company (the "Ordinary Shares") and is evidenced by an American Depository Receipt ("ADR") and (ii) warrants (the "Original Warrants"), which are exercisable to purchase 633,803 ADSs (the "Original Warrant Shares").

B.  On November 16, 2005, the Company and the Investor entered into a Registration Rights Agreement (the "Original Registration Rights Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Original Registration Rights Agreement) under the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations promulgated thereunder, and applicable state securities laws.

C.  The Company and the Investor are also parties to that certain Amendment Agreement, dated as of July 28, 2006 (the "Amendment Agreement"), pursuant to which, among other things, on September 14, 2006, (i) the Company paid to the Investor the Amendment Payment Amount (as defined in the Amendment Agreement); (ii) the Company issued to the Investor amended and restated notes (the "Existing Notes"), convertible into ADSs, in accordance with the terms thereof; (iii) the Company issued to the Investor Series A Warrants (the "Series A Warrants") exercisable to purchase 5,700,000 ADSs (the "Series A Warrant Shares"), in accordance with the terms thereof; (iv) the Company agreed to issue to the Investor warrants exercisable to purchase ADSs (the "Series B Warrants") from time to time in accordance with the terms of the Existing Notes; (v) the Company and the Investor entered into the Amended and Restated Registration Rights Agreement (the "Existing Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Existing Registration Rights Agreement) under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws; (vi) the Company redeemed $2.5 million in principal amount of the Original Notes.

D.  In connection with that certain Letter Agreement, by and between the Company and the Investor, dated October 17, 2006 (the "Letter Agreement"), the Company agreed to make certain payments to the Investor, and the Company and the Investor agreed (i) to amend certain of the provisions of the Existing Registration Rights Agreement in connection with the Registration Statement on Form F-3 (SEC File No. 333 132777) registering 12,737,139 ADSs issuable to the Investor and (ii) to pay the Investor US$800,000 pursuant to Section 3(a) of the Letter Agreement (the "Letter Agreement Payment Amount");

E.  As of December 29, 2006, the Company and the Investor entered into the Second Amendment Agreement, pursuant to which, among other things (i) the Company and the Investor agreed to amend and restate the Existing Notes; (ii) the Company issued Series C Warrants in the form attached hereto as Exhibit B (the "Series C Warrants" and together with the Original Warrants and the Series A Warrants, the "Existing Warrants") exercisable to purchase One Million and Five Hundred Thousand (1,500,000) ADSs (the "Series C Warrant Shares", and collectively with the Original Warrant Shares and the Series A Warrant Shares, the "Existing Warrant Shares"), in accordance with the terms thereof; (iii) the Company agreed to issue Series D Warrants in the form attached hereto as Exhibit C (the "Series D Warrants") exercisable to purchase Four Million (4,000,000) ADSs (the "Series D Warrant Shares") for US$2.00 per ADS; (iv) the parties agreed to further amend and restate the Existing Registration Rights Agreement and (v) the Company agreed to increase the principal amount of the Existing Notes by $306,391 (the "Note Increase Amount"), which shall constitute payment in full to the Investor of any accrued and unpaid interest on the Existing Notes of the Investor, which was payable on or prior to January 2, 2007 under the terms of the Existing Notes to the Investor (the "Interest Payment Amount").

F.  The Company and the Investor now desire to amend and restate in its entirety the Second Amendment Agreement to reflect the terms of the parties binding letter of intent, dated April 2, 2007 and other agreements between them, pursuant to which, among other things, (i) the Company shall redeem the Existing Notes as set forth herein; (ii) the Company shall issue, upon the terms and conditions stated in this Agreement, the Series D Warrants which shall be exercisable to purchase the Series D Warrant Shares, (iii) the Company shall issue, upon the terms and conditions stated in this Agreement, the Series E Warrants (the "Series E Warrants") which shall be exercisable to purchase Four Million (4,000,000) ADSs (the "Series E Warrant Shares") for US$1.57 per ADS, the Series F Warrants (the "Series F Warrants") which shall be exercisable to purchase One Million (1,000,000) ADSs (the "Series F Warrant Shares") for US$1.95 per ADS and the Series G Warrants (the "Series G Warrants" and together with the Series D Warrants, the Series E Warrants and the Series F Warrants, the "New Warrants") which shall be exercisable to purchase Two Million Three Hundred Forty One Thousand Three Hundred Forty Seven (2,341,347) ADSs (the "Series G Warrant Shares" and together with the Series D Warrant Shares, the Series E Warrant Shares and the Series F Warrant Shares, the "New Warrant Shares") for US$1.21 per ADS, in each case, in the form attached hereto as Exhibit C in accordance with the terms thereof; (iv) the parties hereto will further amend and restate the Existing Registration Rights Agreement in the form attached hereto as Exhibit D (the "Second Amended and Restated Registration Rights Agreement"); and (v) the Investor shall waive all prior and existing defaults and Event of Default and other rights.

G.  The issuance of the Series C Warrants was, and the issuance of the Series D Warrants, the Series E Warrants, the Series F Warrants and the Series G Warrants is being, made in reliance upon an exemption from registration under the 1933 Act.

H.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Securities Purchase Agreement (as defined below) and, if not defined therein, the Existing Notes.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Company and the Investor hereby agree as follows:

1.  CLOSING. At the closing contemplated by this Agreement (the "Closing"):

(a)  Warrants. The Company shall issue and deliver to the Investor the Series D Warrants, the Series E Warrants, the Series F Warrants and the Series G Warrants;

(b)  Redemption of the Existing Notes.  Notwithstanding Section 10 of the Existing Notes and the Company Optional Redemption Date specified in the Company’s Company Optional Redemption Notice issued to the Investor on April 3, 2007 or any other provision in the Existing Notes or the Transaction Documents to the contrary, the Company shall, and the Investor shall permit the Company to, redeem all of the Existing Notes by making the following payment to the Investor in satisfaction of the Company Optional Redemption Price (collectively, the “Redemption Payment”):

(i) the Company Optional Redemption Price, computed in accordance with the terms of the Existing Notes;

(ii) the Note Increase Amount; and

(iii) the difference between (A) US$13,750,000 and (B) the sum of (i) and (ii).

(c)  Surrender of Existing Notes. The Investor shall surrender the Existing Notes to the Company;

(d)  Waivers and Release. Effective upon the Closing and payment of the Redemption Payment:

(1) (A) The security interest granted by the Company on the Collateral for the benefit of the holders of the Existing Notes in accordance with the terms of the Security Documents, (B) the Guaranty by pSivida Inc. in favor of the Investor (the “Guaranty”), and (C) the Subordination Agreements by and among the Investor, the Company and the holders of the Company’s subordinated convertible notes issued on September 26, 2006 (the “Subordination Agreements”) shall each be terminated; the Investor hereby waives any and all rights pursuant to each of them; and the Investor shall take any action required pursuant to the terms of the Security Documents, the Guaranty and the Subordination Agreements to release any and all security interests on the Collateral and terminate the Guaranty and the Subordination Agreements;

(2) The Interest Payment Amount shall be deemed paid in full to the Investor; and

(3) (A) The Existing Notes shall be deemed fully redeemed; (B) the Investor shall be deemed to have permanently and irrevocably waived all defaults and Events of Default (including any conditions with respect to which the giving of notice or passage of time would lead to a default of an Event of Default) under: (I) the Existing Notes and (II) the Transaction Documents (including, without limitation, the waivers described in Section 2 hereof), in each case, up to and including the Closing Date; and (C) the Company shall have no further obligations under the Existing Notes (including, without limitation, any obligation to issue Series B Warrants in connection with the redemption of the Existing Notes or otherwise).

(e)  Ratifications. Except as otherwise expressly provided herein, (i) the Existing Securities Purchase Agreement as amended hereby (the "Amended Securities Purchase Agreement"), the Existing Warrants and the Irrevocable Transfer Agent Instructions are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, except that on and after the Closing Date (A) all references in the Existing Securities Purchase Agreement to "this Agreement", "hereto", "hereof", "hereunder" or words of like import referring to the Existing Securities Purchase Agreement shall mean the Amended Securities Purchase Agreement, (B) all references in the Transaction Documents to "this Agreement", "hereto", "hereof", "hereunder" or words of like import referring to the Existing Registration Rights Agreement or the Original Registration Rights Agreement shall mean the Second Amended and Restated Registration Rights Agreement, (C) all references in the other Transaction Documents to the "Registration Rights Agreement", "Amended and Restated Registration Rights Agreement", "thereto", "thereof", "thereunder" or words of like import referring to the Existing Registration Rights Agreement or Original Registration Rights Agreement shall mean the Second Amended and Restated Registration Rights Agreement, (D) all references in the Securities Purchase Agreement and the other Transaction Documents to "Transaction Documents" shall also include this Agreement and the New Warrants, (E) all references in the Securities Purchase Agreement and the other Transaction Documents to "Notes" or "Amended and Restated Notes" shall continue to mean the Existing Notes, (F) all references in the existing Securities Purchase Agreement and the other Transaction Documents to "Warrants" shall be amended to include the New Warrants, and (G) all references in the Securities Purchase Agreement and the other Transaction Documents to "Warrant Shares" shall be amended to include the New Warrant Shares in addition to the Existing Warrant Shares, and (ii) except as expressly stated herein or as is otherwise necessary in the context of the terms and conditions hereof, the execution, delivery and effectiveness of this Agreement shall not operate as an amendment of any right, power or remedy of the Investor under any Transaction Document, nor constitute an amendment of any provision of any Transaction Document.

(f)  Closing Date. The date and time of the Closing (the "Closing Date") shall be as of 1:00 p.m., New York Time, on the date of this Agreement, or as of such time and date as otherwise mutually agreed by the parties. The Closing shall be deemed to have occurred at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

2.	WAIVERS.

(a)  Registration Delay Waivers.

(i) Effective as of the Closing Date, the Investor hereby agrees to permanently waive its right to receive the unpaid Registration Delay Payments (as defined in the Existing Registration Rights Agreement) and all other remedies and rights accrued as a result of (A) the Company's failure to file the Additional Registration Statement (as defined in the Existing Registration Rights Agreement) on or prior to the Additional Filing Deadline (as defined in the Existing Registration Rights Agreement) or (B) the Company's failure to achieve effectiveness of the Additional Registration Statement (as defined in the Existing Registration Rights Agreement) on or prior to the Additional Effectiveness Deadline (as defined in the Existing Registration Rights Agreement), respectively; provided, however, that nothing in this Section 2(a) shall be deemed to waive or amend the Company's obligation, effective as of the Closing Date, to (X) file the Additional Registration Statement (as defined in the Second Amended and Restated Registration Rights Agreement) on or prior to the Additional Filing Deadline (as defined in the Second Amended and Restated Registration Rights Agreement) or (Y) achieve effectiveness of the Additional Registration Statement as defined in the Second Amended and Restated Registration Rights Agreement) on or prior to the Additional Effectiveness Deadline (as defined in the Second Amended and Restated Registration Rights Agreement), respectively.

(ii) Effective as of the Closing Date, the Investor hereby agrees to permanently waive any default relating to the Company's failure to pay the Investor the Letter Agreement Payment Amount in a timely manner.

(b)  [deleted]

(c)  [deleted]

(d)  Waiver re: Participation. The Investor hereby waives its rights, if any, pursuant to Section 4(n) of the Existing Securities Purchase Agreement and Section 2(c) of the Amendment Agreement for purposes of the approximately $5 million purchase by Pfizer Inc. or one of its affiliates ("Pfizer") of the Company's equity securities in connection with the Company's recently completed transaction with Pfizer (the "Pfizer Transaction") and the recently completed approximately $7 million financing (the "Contemplated Financing") and any investment that the Company offers to the Investor and the Investor desires to make in respect of the Company on terms similar to or the same as the Contemplated Transaction.

3.	REPRESENTATIONS AND WARRANTIES

(a)  Investor Bring Down. The Investor hereby represents and warrants to the Company as set forth in Section 2 of the Existing Securities Purchase Agreement as to this Agreement as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement. The Investor further represents and warrants to the Company that: (a) it is the sole holder of the Existing Notes; (b) that it has not transferred beneficial ownership thereof; and (c) this agreement shall constitute written consent of the Required Holders pursuant to Section 17 of the Existing Notes.

(b)  Company Bring Down. The Company represents and warrants to the Investor as set forth in Section 3 of the Existing Securities Purchase Agreement as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement; provided that the Schedules to the Amended Securities Purchase Agreement are replaced in their entirety by the Schedules attached to this Agreement. Such representations and warranties in the Amended Securities Purchase Agreement to the transactions thereunder and the securities issued thereby are hereby deemed for purposes of this Agreement to be references to the transactions hereunder and the issuance of the securities hereby, and references therein to "Closing Date" being deemed references to the Closing Date as defined in Section 1(c) above. The Company further represents and warrants to the Investor that this Agreement, the redemption of the Existing Notes, the terms of the Series C Warrants, the issue of the Series C Warrants, the terms of the Series D Warrants, the issue of the Series D Warrants, the terms of the Series E Warrants, the issue of the Series E Warrants, the terms of the Series F Warrants, the issue of the Series F Warrants, the terms of the Series G Warrants, the issue of the Series G Warrants and the agreement to issue shares or ADRs on conversion or exercise, as applicable, of the Existing Notes or Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants or Series G Warrants: (i) comply in all respects with the Corporations Act 2001 (Cwth) and the Listing Rules of the Australian Stock Exchange Limited; and, (ii) do not require any approval from the Australian Stock Exchange Limited or shareholders of the Company.

4.	CERTAIN COVENANTS AND AGREEMENTS; RELEASE

(a)  Disclosure of Transactions and Other Material Information. On or before 10:30 a.m., New York Time, on the first Business Day following the Closing Date, the Company shall publicly disclose and shall file a Form 6-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act and attaching any material transaction documents not previously filed as exhibits to such a filing (including, without limitation, this Agreement (other than the schedules to this Agreement), the Second Amended and Restated Registration Rights Agreement, the Series C Warrants, the Series D Warrants, the Series E Warrants, the Series F Warrants and the Series G Warrants) as exhibits to such submission (such submission including all attachments, the "Closing 6-K Filing"). From and after the submission of the Closing 6-K Filing with the SEC, no Investor shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the Closing 6-K Filing or in some other public filing or public disclosure. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide the Investor with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Closing 6-K Filing with the SEC without the express written consent of the Investor. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Investor shall have the right to require the

Company to make promptly a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information. Subject to the foregoing, neither the Company, its Subsidiaries nor the Investor shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Closing 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Investor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

(b)  Fees and Expenses. To the extent that the Company has not already paid such amounts or the Investor has not already otherwise offset such amounts, the Company shall reimburse the Investor for its legal fees and expenses in connection with the preparation and negotiation of this Agreement by paying such amount to (i) Schulte Roth & Zabel LLP as set forth in such firm's written invoice therefore (the "SRZ Expense") and (ii) Baker & McKenzie as set forth in such firm's written invoice therefore (the "Baker Expense", and together with the SRZ Expense, the "Investor Counsel Expense"). Investor acknowledges and agrees that the Company has previously paid (or had offset) One Hundred Thousand U.S. Dollars (US$100,000), which such amount may be deducted from the SRZ Expense. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the New Warrants.

(c)  Schedules. The Company hereby agrees that the Schedules referred to in Section 3(b) and 4(a) shall be delivered to the Investor no later than the fifth (5th) Business Day after the date hereof.

(d)  Other Notes. The Investor agrees that notwithstanding any provisions in the Existing Notes or any other agreements to which the Investor is a party (including without limitation, the Subordination Agreements between the Investor and the holders of the New Notes) to the contrary, at any time from and after the Closing, the Company may repay part or all of the principal amount of the New Notes.

(e)  Participation Rights. From and after the Closing Date, the Investor shall no longer have any rights pursuant to Section 4(n) of the Existing Securities Purchase Agreement or Section 2(c) of the Amendment Agreement, or otherwise, to notice of or to participate in any Subsequent Placement or any other offering or sale of securities conducted by the Company.

5.	CONDITIONS TO COMPANY'S OBLIGATIONS HEREUNDER.

The obligations of the Company to the Investor hereunder are subject to the satisfaction or waiver of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investor with prior written notice thereof:

(a)  The Investor shall have executed this Agreement and delivered the same to the Company.

(b)  The representations and warranties of the Investor shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall remain true and correct as of such specific date).

6.	CONDITIONS TO INVESTOR'S OBLIGATIONS HEREUNDER.

The obligations of the Investor hereunder are subject to the satisfaction or waiver of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be waived by the Investor at any time in its sole discretion by providing the Company with prior written notice thereof:

(a)  The Company shall have executed this Agreement and delivered the same to the Investor.

(b)  The Company shall have executed and delivered to the Investor the Series D Warrants, the Series E Warrants, the Series F Warrants and the Series G Warrants being issued to such Investor at the Closing.

(c)  The Company shall have delivered to the Company's transfer agent, with a copy to the Investor, a letter stating that the Irrevocable Transfer Agent Instructions dated October 5, 2005 shall apply to the Existing Warrant Shares, the New Warrant Shares and the Second Amended and Restated Registration Rights Agreement.

(d)  Such Investor shall have received the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP, the Company's outside U.S. counsel, and Blake Dawson Waldron, the Company's outside Australian counsel, each dated as of the Closing Date, similar in all material respects to the opinions delivered pursuant to the Amendment Agreement.

(e)  The Company shall have delivered to the Investor a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions approving the transactions contemplated hereby as adopted by the Board in a form reasonably acceptable to the Investor, and (ii) the Constitution, each as in effect as of the Closing, similar in all material respects to the certificate executed by the Secretary of the Company delivered pursuant to the Amendment Agreement.

(f)  The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and (if different) as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall remain true and correct as of such specific date). The Investor shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Investor, similar in all material respects (except as set forth above) to the certificate executed by the Chief Executive Officer of the Company delivered pursuant to the Amendment Agreement.

(g)  The ADRs (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(h)  The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the issue and sale of the Securities, including, without limitation, any approvals or notifications required by the Principal Market.

(i)  The Company shall have delivered to Schulte Roth & Zabel LLP a cash amount equal to the SRZ Expense (reduced as set forth herein), by wire transfer of immediately available funds pursuant to the wire instructions provided by Schulte Roth & Zabel LLP.

(j)  The Company shall have delivered to Baker & McKenzie a cash amount equal to the Baker Expense, by wire transfer of immediately available funds pursuant to the wire instructions provided by Baker & McKenzie.

7.	[DELETED]

8.	TERMINATION.

In the event that the Closing does not occur by May 21, 2007 (the "Termination Date"), due to the Company's or the Investor's failure to satisfy the conditions set forth in Sections 5 or 6 hereof (and the satisfying party's failure to waive such unsatisfied conditions(s)), either party shall have the option to terminate this Agreement at the close of business on such date without liability of any party to the other party; provided, however, that if this Agreement is terminated by the Investor pursuant to this Section 8, the Company shall remain obligated to reimburse the Investor for the expenses described in Section 4(b) above. Upon such termination, the terms hereof shall be null and void and the parties shall continue to comply with all terms and conditions of the Transaction Documents, as in effect prior to the execution of this Agreement.

9.	MISCELLANEOUS.

(a)  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(b)  Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(c)  Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(d)  Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)  No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(f)  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(g)  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(h)  Entire Agreement; Effect on Prior Agreements; Amendments. Except for the Transaction Documents (to the extent any such Transaction Document is not amended by this Agreement), this Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Existing Notes or holders of the Existing Warrants and the New Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Investor relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

(i)  Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

pSivida Limited
400 Pleasant Street
Watertown, MA 02472
Telephone:  +1 617 926 5000
Facsimile:  +1 617 926 5050
Attention:  General Counsel

with a copy (for informational purposes only) to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
Telephone:  212-696-6000
Facsimile:    212-697-1559
Attention:   Lawrence Goodman, Esq.

If to the Investor, to its address and facsimile number set forth in the Amended Securities Purchase Agreement, with copies to the Investor's representatives as set forth on the Amended Securities Purchase Agreement or on the signature page to this Agreement, with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
U.S.A.
Telephone:  (212) 756-2000
Facsimile:     (212) 593-5955
Attention:    Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

The Company hereby irrevocably appoints pSivida Inc., of 400 Pleasant Street, Watertown, MA, U.S.A. ("pSivida Inc.") as its agent for the receipt of service of process in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents. The Investor consents and agrees that the Company may, in its reasonable discretion, irrevocably appoint a substitute agent for the receipt of service of process located within the United States, and that upon such appointment, the appointment of pSivida Inc. may be revoked.

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address as set forth in Section 9(i) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address if its receipt is acknowledged in writing; or (b) sent to the specified address by post, registered mail return receipt requested. In the case of (a), the document will be deemed to have been duly served when it is left and signed for. In the case of (b), the document shall be deemed to have been duly served when received and acknowledged.

If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify the Investor of the name and address of the replacement agent. Failing such appointment and notification, the holders of the Existing Warrants and the New Warrants representing not less than a majority of the aggregate New Warrant Shares and Existing Warrant Shares shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 9(i) applying to service on an agent apply equally to service on a replacement agent.

(j)  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns in accordance with the terms of the Amended Securities Purchase Agreement.

(k)  Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Investor contained herein and the agreements and covenants set forth herein shall survive the Closing.

(l)  Remedies. The Investor and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

PSIVIDA LIMITED By: /s/ Michael J. Soja Name: Michael J. Soja Title: Vice President of Finance and Chief Financial Officer

[Signature Page to Amended and Restated Second Amendment Agreement]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR: CASTLERIGG MASTER INVESTMENTS LTD.

BY: SANDELL ASSET MANAGEMENT CORP By: /s/ Timothy O’Brien Name: Timothy O’Brien Title: Chief Financial Officer